June 24, 2025

Jaspreet Mathur
Chief Executive Officer
Limitless X Holdings Inc.
9777 Wilshire Blvd. #400
Beverly Hills, CA 90210

       Re: Limitless X Holdings Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed May 30, 2025
           File No. 024-12574
Dear Jaspreet Mathur:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 5, 2025 letter.

Amendment No. 2 to Offering Statement on Form 1-A
Limitless Films, page 32

1.     We note the following revised disclosure in response to prior comment 4:
"Under the
       Bridge Loan Agreement, an affiliate of the Company and Limitless Films,
EM1
       Capital LLC, . . . advanced the $1 million bridge loan to Borrower pursuant to the terms of the Bridge Loan Agreement." It appears that EM1 Capital LLC is not a party to the Bridge Loan Agreement, however. Please revise to clarify, or advise. We also note your disclosure that "[t]he maturity date on the Loan is the earlier of (i) the first day of principal photography of the Picture, or (ii) December 15, 2025," but Section 6
       of the Agreement states otherwise. Please revise, or advise. To the extent the maturity date is tied to the first day of principal photography, which according to the
       Agreement was "anticipated to commence . . . on or around March 7, 2025," please
 June 24, 2025
Page 2

       revise to provide an update as to whether and when principal photography of the
       Picture commenced, or advise.
Note 8- Stockholders' Deficit, page F-16

2. Please revise to disclose the conversion price or rate of the Class C Convertible Stock. Refer to ASC 505-10-50-3.
3. Please provide us with your analysis for the classification of the Series D 15%
       Cumulative Redeemable Perpetual Preferred Stock within Stockholders' Deficit. In addition, disclose the redemption features of the stock.
       Please contact Blaise Rhodes at 202-551-3774 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Eddie Kim at 202-551-8713 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Laura M. Holm